November 22, 2010

Via EDGAR

Karen J. Garnett
Associate Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:         Mid-America Apartment Communities, Inc.
Form 10-K for the year ended December 31, 2009
Filed February 25, 2010
File No. 001-12762

Dear Ms. Garnett:

We have reviewed your letter dated November 8, 2010, regarding the above referenced filing and have prepared the following responses to your comments.  The numbering of the paragraphs below corresponds to the numbering of the comment letter, which for your convenience we have incorporated into this response letter.

Form 10-K for the fiscal year ended December 31, 2009:

Item 2. Properties, page 16

1.
We note that your definition of “Monthly Rent per Unit at December 31, 2009” does not appear to account for any leasing concessions. Please confirm that you will include the “average effective rent” in the table in your future filings, consistent with the disclosure in your MD&A section.

Response:

We note the Staff’s comment and advise the Staff that future filings will include “average effective rent” in the table.

2.
We note your responses to comments 1 and 2 from our letter dated September 21, 2010. Please tell us why you believe it is appropriate to include rental amounts for vacant units in your calculation of monthly rent per unit and average effective rent per unit. Explain why you believe this approach is more accurate than omitting vacant units from the calculation. Alternatively, please confirm that you will revise the calculations in future filings to omit vacant units.

Response:

The two main components that affect revenue are pricing and occupancy. Our monthly rent per unit and average effective rent calculations are operating measures used to isolate the pricing component of revenue. By including vacant units at prevalent current market prices, which is a common practice in the industry, our average rent calculations take into account that units of varying sizes and placement within a property offer different economic impacts of pricing on revenues.

To the extent monthly rent per unit and average effective rent per unit are disclosed in future filings, we will provide a detailed explanation of the calculations.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008, page 31

3.
We note your responses to comment 2 from our letter dated September 21, 2010. Please describe for us in more detail the nature and amount of your tenant concessions and the percentage of total leases that are subject to these concessions. Confirm that you will provide similar clarification in your future filings.

Response:

We note the Staff’s comment and advise the Staff that future filings will disclose similar clarification as below:

Our tenant concessions represent discounts off of the current market rate for any given property. These discounts may be offered from time-to-time by a property for various reasons, including to assist with the initial lease-up of a newly developed property or as a response to a property’s local market economics. Concessions are not part of our standard rent offering. Concessions for the year ended December 31, 2009 and December 31, 2008 were $4.2 million and $3.8 million, respectively. As of December 31, 2009 and December 31, 2008, approximately 13% and 15%, respectively, of total leases were subject to concessions.

Definitive Proxy Statement filed April 12, 2010

Compensation Discussion & Analysis

Annual Bonus/Short-Term Incentive, page 25

4.
We have considered your responses to prior comments 3 and 4. It appears that the individual goals account for a significant portion of the total annual bonus. Please explain what the “qualitative goals” are for each of the executives and how they performed in relation to such goals. Confirm that you will provide similar clarification in your future filings.

Response:

We acknowledge the Staff’s comment and advise the Staff that we will provide disclosure similar to the following in future filings:

On March 23, 2010, the Compensation Committee evaluated the performance of both quantitative aspects of the plan. FFO per share growth for 2009 was 1.6%, which resulted in the High payout level of the FFO portion of the plan. Same store GOI growth for 2009 was a decrease of 2.4% resulting in no payout for this portion of the plan.

The Compensation Committee, in consultation with our Chief Executive Officer, also analyzed the individual performance of our named executive officers and the satisfaction of the qualitative individual goals for each named executive officer.  The individual goals of Messrs. Bolton, Campbell, Grimes, Taylor and Wadsworth and certain of their accomplishments are set forth below:

•
Mr. Bolton’s individual goals for 2009 were as follows: strategic leadership; operating results; leadership, employee and organizational development; customer relations and product quality; company growth and balance sheet strength; and shareholder relations. In evaluating Mr. Bolton’s qualitative performance, the Compensation Committee considered Mr. Bolton’s accomplishment, including:

o	ensuring that the current year’s business plan conformed to our long-term strategic plan;

o	achieving operating results that met or exceeded external earnings guidance and achieving results that compare favorably to peers and sector performance;

o	developing and executing a succession plan for our executive leadership;

o	ensuring responsive and effective customer service as well as property maintenance;

o	accomplishing acquisition goals outlined in the 2009 business plan; and

o	proactively communicating with investors and analysts, seeking opportunities to expand our shareholder base and continuing to monitor our corporate governance practices

•
Mr. Campbell’s individual goals for 2009 were as follows: succession planning for the finance department; leading balance sheet management; and financial planning.  After reviewing Mr. Bolton’s assessment of Mr. Campbell’s performance, the Compensation Committee considered Mr. Campbell’s accomplishments, including:

o	developing and supporting organizational plan to manage key finance department areas;

o	planning and implementing financing strategy to support our business plan as well as developing an alternative plan to address our short-term financing needs; and

o	executing budget development, analyzing cost of capital and refining internal projections.

•
Mr. Grimes’ individual goals for 2009 were as follows: succession planning for key property management positions; promote internally and externally our operating platform; collaborative team building; develop and protect our culture; customer relations; internal communications; and individual financial, leadership and strategy skill development.  After reviewing Mr. Bolton’s assessment of Mr. Grimes’ performance, the Compensation Committee considered Mr. Grimes’ accomplishments, including:

o	updating key property management succession plan;

o	presenting management, investor and analyst presentations;

o	executing weekly team conference calls;

o	executing multiple field feedback meetings;

o	developing customer service benchmarking and implementing a call service;

o	developing internal initiative schedule; and

o	participating in the National Multi Housing Council finance conference.

•
Mr. Taylor’s individual goals for 2009 were as follows: execute statement billing project; succession planning for asset management group; individual financial, leadership and strategy skill development; promote internally and externally our expertise with respect to asset management; execute statement bulk cable project; and execute interior upgrade project.  After reviewing Mr. Bolton’s assessment of Mr. Taylor’s performance, the Compensation Committee considered Mr. Taylor’s accomplishments, including:

o	reducing utility bill administration fee;

o	updating the asset management succession plan;

o	participating in the Intuit/MRI Users group conference;

o	presenting to analysts and investors and engaging an advertising firm;

o	completing the bulk cable project and analyzing the short term and long term financial impact; and

o	completing the 2009 interior upgrade program and analyzing short term and long term financial impact.

•
Mr. Wadsworth’s individual goals for 2009 were as follows: chief financial officer transition, treasury and financial planning, accounting; systems; external reporting; internal audit; risk management; and real estate taxes.  After reviewing Mr. Bolton’s assessment of Mr. Wadsworth’s performance, the Compensation Committee considered Mr. Wadsworth’s accomplishments, including:

o	training and implementing the finance and accounting transition;

o	managing the debt financing environment and supporting the establishment of a joint venture;

o	creating more efficient workflows at lower costs with higher quality processes;

o	implementing new technology and software resulting in higher performing properties;

o	establishing a new controlled equity offering program;

o	successfully executing the internal audit plan;

o	renewing insurance coverage with lower premiums; and

o	recognizing real estate tax savings.

The Compensation Committee exercised their subjective discretion to determine that Messrs. Bolton, Campbell, Grimes, Taylor and Wadsworth had achieved 100% of their individual goals, which are inherently qualitative in nature.

Under the plan, the Compensation Committee has the right to apply up to a positive or negative 25% discretionary modifier to the bonus earned. As our same store revenues and net operating income both ranked second best among all 12 apartment REITs for 2009, the Compensation Committee decided to apply a positive 25% discretionary modifier to Messrs. Grimes’ and Taylor’s bonuses. Following these determinations, the Compensation Committee, in compliance with the 2009 annual bonus plan, awarded the following cash bonuses:
	2009 Annual Bonus Paid in 2010
	Dollar Amount	Percent of 2009
	Earned	Base Salary
H. Eric Bolton, Jr.	$ 815,506	200%
Albert M. Campbell, III	$ 159,640	100%
Thomas L. Grimes, Jr.	$ 106,526	63%
James Andrew Taylor	$ 93,750	63%
Simon R.C. Wadsworth	$ 531,814	200%

5.
We note the response to prior comment 4. In future filings, please revise the final table to show annual bonus paid in both dollar amounts and as a percentage of base salary, so that investors can readily understand how the bonus paid relates to the bonus opportunity described in the first table.

We note the Staff’s comment and advise the Staff that future filings will include annual bonus paid in both dollar amounts and as a percentage of base salary as shown in response to comment 4.

Mid-America Apartment Communities, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope these responses adequately address the comments and requests for additional information that you have raised.  Should you have any questions concerning our responses to your questions and comments, please feel free to contact Leslie Wolfgang, Senior Vice President, Director of External Reporting and Corporate Secretary, at (901) 248-4126 or leslie.wolfgang@maac.net, or myself at (901) 248-4169 or al.campbell@maac.net.

Cordially,

/s/ Albert M. Campbell, III
Albert M. Campbell, III
Executive Vice President and Chief Financial Officer